UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 25, 2018

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On April 24, 2018, Atlassian Corporation Plc (the “Company”) issued a press release announcing the Company’s intention to offer, through its wholly owned U.S. subsidiary, Atlassian, Inc., $750 million aggregate principal amount of Cash Exchangeable Senior Notes due 2023 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

On April 24, 2018, the Company issued a press release announcing the pricing of the offering of $850 million aggregate principal amount of 0.625% Cash Exchangeable Senior Notes due 2023 (the “Notes”) through its wholly owned U.S. subsidiary, Atlassian, Inc. The offering was upsized from the previously announced aggregate principal amount of $750 million. Atlassian, Inc. also granted the initial purchasers of the Notes an option to purchase up to an additional $150 million aggregate principal amount of the Notes. A copy of the press release is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 25, 2018	Atlassian Corporation Plc
(Registrant)

/s/ James Beer
James Beer Chief Financial Officer

Exhibit Index

Exhibit Number        Exhibit Title
99.1             Press Release, dated April 24, 2018, issued by Atlassian Corporation Plc.
99.2            Press Release, dated April 24, 2018, issued by Atlassian Corporation Plc.